SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
AFFINION GROUP HOLDINGS, INC.
 (Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
008294209
 (CUSIP Number)
Mary Kuan, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 10, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

762,030 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

762,030 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

762,030 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9% (1) (2)

14.	TYPE OF REPORTING PERSON

PN

(1)
Represents 136,000 shares of Common Stock owned by Elliott Associates, L.P. and 626,030 shares of Common Stock issuable upon exercise of Warrants owned by Elliott Associates, L.P. The Reporting Persons (as defined below) are prevented from owning more than 17.2% of the shares of the issuer on a fully diluted basis without obtaining the consent of the North Dakota Insurance Commissioner. In addition, these shares do not include an additional 52,430 shares of Common Stock issuable upon exercise or conversion of Warrants expected to be received on or about July 15, 2017.

(2)
 For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of May 11, 2017 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017 and (2) 1,956,345 shares of Common Stock issuable upon exercise of the Warrants.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,619,315 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,619,315 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619,315 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (1) (2)

14.	TYPE OF REPORTING PERSON

PN

(1)  Represents 289,000 shares of Common Stock owned by Elliott International, L.P. and 1,330,315 shares of Common Stock issuable upon exercise of Warrants owned by Elliott International, L.P. The Reporting Persons are prevented from owning more than 17.2% of the shares of the issuer on a fully diluted basis without obtaining the consent of the North Dakota Insurance Commissioner. In addition, these shares do not include an additional 111,413 shares of Common Stock issuable upon exercise or conversion of Warrants expected to be received on or about July 15, 2017.

(2) For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of May 11, 2017 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017 and (2) 1,956,345 shares of Common Stock issuable upon exercise of the Warrants (see Note 1).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,619,315 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,619,315 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619,315 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (1) (2)

14.	TYPE OF REPORTING PERSON

CO
(1)  Represents 289,000 shares of Common Stock owned by Elliott International, L.P. and 1,330,315 shares of Common Stock issuable upon exercise of Warrants owned by Elliott International, L.P. The Reporting Persons are prevented from owning more than 17.2% of the shares of the issuer on a fully diluted basis without obtaining the consent of the North Dakota Insurance Commissioner. In addition, these shares do not include an additional 111,413 shares of Common Stock issuable upon exercise or conversion of Warrants expected to be received on or about July 15, 2017.

(2) For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of May 11, 2017 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017 and (2) 1,956,345 shares of Common Stock issuable upon exercise of the Warrants (see Note 1).

The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On June 12, 2017, North Dakota Insurance Commissioner approved the Reporting Persons' disclaimer of affiliation, allowing the Reporting Persons to own up to 17.2% of the shares of Affinion Group on a fully diluted basis.
The information set forth in Items 5 and 6 of this Statement is hereby incorporated by reference in this Item 4.
ITEM 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated as follows:
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined beneficial ownership in the Issuer of approximately 21.6% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 11,049,675 shares of Common Stock outstanding, based on the 9,093,330 shares of Common Stock outstanding as of May 11, 2017 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017 and 1,956,345 shares of Common Stock issuable upon exercise of the Warrants.
As of the date hereof, Elliott beneficially owned 762,030 shares of Common Stock, including 626,030 shares of Common Stock issuable upon exercise of the Warrants, constituting approximately 6.9% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 1,619,315 shares of Common Stock, including 1,330,315 shares of Common Stock issuable upon exercise of the Warrants, constituting approximately 14.7% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 1,619,315 shares of Common Stock beneficially owned by Elliott International, constituting approximately 14.7% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 2,381,345 shares of Common Stock, including 1,956,345 shares of Common Stock issuable upon exercise of the Warrants, constituting approximately 21.6% of the shares of Common Stock outstanding. Pursuant to the Amended and Restated Investor Purchase Agreement, dated May 9, 2017 (the "Investor Purchase Agreement"), in connection with certain refinancing transactions by Affinion Group, Elliott and Elliott International expect to receive, on or about July 15, 2017, Warrants to purchase 163,843 shares of Common Stock.
The shares beneficially owned by the Reporting Persons together with the shares issuable upon exercise of the Warrants the Reporting Persons expect to receive on July 15, 2017, represent less than 17.2% of the shares of Affinion Group on a fully diluted basis.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated as follows:
Pursuant to the Investor Purchase Agreement, on May 10, 2017, the Reporting Persons acquired Warrants (the "Warrants") to acquire up to 1,956,345 shares of Common Stock at an exercise price equal to $0.01 (1,956,345 shares of which are currently exercisable and included in Item 5 above). However, the Reporting Persons are prevented from exercising the Warrants to the extent that after giving effect to such exercise, the Reporting Persons would beneficially own in excess of 17.2% of the shares of Affinion Group on a fully diluted basis without the consent of the North Dakota Insurance Commissioner.

In connection with the Investor Purchase Agreement, on May 10, 2017, the Issuer entered into a Warrant Agreement with American Stock Transfer & Trust Company, LLC, as warrant agent (the "Warrant Agreement"), setting forth the terms of the New Warrants. Pursuant to the terms of the Warrant Agreement, the New Warrants are immediately exercisable upon issuance and will terminate on the earlier to occur of (i) November 10, 2022 and (ii) five business days following the consummation of a sale of Affinion Holdings or other similar fundamental transaction. Each New Warrant is exercisable for one share of Common Stock at a price equal to $0.01.
The Warrants contain customary provisions for the adjustment of the number of shares of Common Stock issuable upon exercise in the event of the occurrence of any organic dilutive (or anti-dilutive) events, including, but not limited to, splits, combinations, stock dividends and similar transactions, as well as in the event of dividends or distributions in respect of Common Stock to the extent that holders of Warrants are not permitted to participate on an as-exercised basis.
Neither the Warrants, nor the Common Stock issuable upon the exercise thereof, are registered securities, and therefore are subject to restrictions on transfers under securities laws.
Holders of Warrants will be entitled to participate in dividends on an as-exercised basis. Holders will not be entitled to any other rights of holders of Common Stock until, and to the extent, they have validly exercised their Warrants.
The Warrant Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.  The foregoing summary of the Warrant Agreement is qualified in its entirety by reference to such exhibit.
Pursuant to the Investor Purchase Agreement and the Indenture, dated as of May 10, 2017, the Reporting Persons hold $307,813,518 of the Issuer's Senior Cash 12.5%/PIK Step-Up to 15.5% Notes due 2022 (the "Notes").  The Notes are unsecured senior obligations of the Issuer. The New Notes are guaranteed by each of Affinion Group Holdings, Inc. ("Affinion Group") and Affinion Group's restricted subsidiaries that guarantee the Notes. The New Notes will mature on November 10, 2022.   Interest on the Notes is payable semi-annually in arrears on May 10 and November 10 of each year, commencing on November 10, 2017, and will accrue from May 10, 2017. For additional information regarding the Notes, reference is made to the Form 8-K filed by the Issuer on May 12, 2017.
On March 31, 2017 Elliott and Elliott International entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") in which the Issuer agreed to register certain equity securities under the Securities Act of 1933. The Registration Rights Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.
On March 31, 2017, the Reporting Persons entered into a Support Agreement (the "Support Agreement") with the Issuer and certain other holders of the Issuer's 7.875% Senior Notes due 2018.  Pursuant to the Support Agreement, the Reporting Persons agreed, among other things, to support certain transactions initiated by the issuer. The Support Agreement is attached as Exhibit 99.6 hereto and is incorporated herein by reference.
On May 22, 2017 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended by adding the following:
Exhibit 99.5 – Amended and Restated Investor Purchase Agreement, dated as of May 9, 2017, by and among Affinion Group Holdings, Inc., Affinion Group, Inc., Affinion Investments, LLC, certain affiliates of Elliott Management Corporation, Franklin Mutual Quest Fund, affiliates of Empyrean Capital Partners, LP, and Metro SPV LLC.

Exhibit 99.6 – Support Agreement, dated March 31, 2017, by and among Affinion Group Holdings, Inc., Affinion Group, Inc., Affinion Investments, LLC, affiliates of Elliott Management Corporation, and the other noteholders party thereto.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	June 16, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President